UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   Form 12b-25
                           NOTIFICATION OF LATE FILING



                                    FORM 10-K
                    FOR THE FISCAL YEAR ENDED AUGUST 31, 2001



                            SEC FILE NUMBER: 0-16130
                            CUSIP NUMBER: 666499 20 7




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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

         Northland Cranberries, Inc.

Address of Principal Executive Office (Street and Number):

         800 First Avenue South
         P.O. Box 8020

City, State and Zip Code:

         Wisconsin Rapids, Wisconsin 54495-3020

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

   [X]   (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]   (b)      The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         On November 6, 2001, Northland Cranberries, Inc. ("Northland") consummated a debt and equity restructuring through the exchange by the members of Northland's then current bank group of approximately $153.8 million of total outstanding revolving credit agreement indebtedness for a total of approximately $38.4 million in cash, as well as by Northland's issuance of revised debt obligations in the total principal amount of approximately $25.7 million and newly-issued shares of common stock representing a total of 7.5% of Northland's fully-diluted common shares to the certain bank group members which decided to continue as lenders to Northland. The debt restructuring occurred pursuant to an agreement for the

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assignment and assumption by Sun Northland, LLC, an affiliate of Sun Capital
Partners, Boca Raton, Florida, of a portion of Northland's bank group indebtedness. The debt restructuring resulted in the forgiveness of approximately $81.5 million (for financial reporting purposes) of Northland's outstanding indebtedness (or approximately $89.7 million of the aggregate principal and interest due the former bank group as of the date of consummation of the transaction). Financing for the debt restructuring, and for additional working capital availability to Northland, was provided by Foothill Capital Corporation and Ableco Finance, LLC. Foothill and Ableco provided Northland with $20 million in term loan financing and a new $30 million revolving credit facility. As part of the consideration to Foothill and Ableco to provide the new credit facilities to Northland, Foothill and Ableco received warrants to purchase up to a total of 5% of Northland's fully-diluted common shares at an exercise price equal to one cent per share. Northland's equity restructuring was accomplished through an investment of $7 million of equity capital into Northland by Sun Northland, LLC, an affiliate of Sun Capital Partners, together with the assignment of Sun Northland's rights to Northland's cancelled bank debt, in exchange for Class A common shares, a newly-created series of convertible, voting preferred stock and a second newly-created series of preferred stock, which together represent 77.5% of Northland's fully-diluted common shares (collectively, these transactions are referred to as the "Restructuring").

         As a result of the significant impacts of the Restructuring on Northland's debt and equity capital structure and on its consolidated financial statements as of and for the year ended August 31, 2001, and the significant resources devoted by management to negotiating and consummating the Restructuring, Northland was unable to complete and compile its annual consolidated financial statements or file its Annual Report on Form 10-K for the year ended August 31, 2001 within the prescribed time period without unreasonable effort and expense.

         In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, Northland undertakes to file its Annual Report on Form 10-K for the year ended August 31, 2001 within fifteen (15) calendar days following the prescribed due date therefor.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         John Swendrowski
         Chairman and Chief Executive Officer
         Northland Cranberries, Inc.

         (715) 422-6802

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the

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         preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                [X]      Yes                     [ ]         No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [X]      Yes                     [ ]         No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As previously publicly disclosed, Northland anticipates reporting a pre-tax loss of approximately $100-110 million for the year ended August 31, 2001 that will include charges of approximately $100 million, reflecting writedowns on various impaired assets, including assets held for sale, cranberry properties, receiving and concentrate production facilities and various inventory items. The writedowns are expected to consist of approximately $18 million in writedowns to net realizable value in the carrying value of raw cranberry and cranberry concentrate inventories and approximately $82 million in writedowns for cranberry bogs and other facilities and assets.



                           Northland Cranberries, Inc.
                   --------------------------------------------
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 29, 2001              By:  /s/ John Swendrowski
                                          ------------------------------------
                                           John Swendrowski
                                           Chairman and Chief Executive Officer




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